EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2003	2002	2001	2000	1999

Income from continuing operations before provision for income taxes, extraordinary items, and cumulative effect of accounting change	$4,761	$6,258	$2,731	$17,853	$13,055
Minority interest	1,583	1,404	625	288	181
Equity in (earnings) loss of unconsolidated businesses	(1,278)	1,547	(446)	(3,792)	(511)
Dividends from unconsolidated businesses	198	97	178	215	336
Interest expense	2,797	3,130	3,276	3,406	2,586
Portion of rent expense representing interest	434	420	419	345	333
Amortization of capitalized interest	103	87	70	52	33

Income, as adjusted	$8,598	$12,943	$6,853	$18,367	$16,013

Fixed charges:
Interest expense	$2,797	$3,130	$3,276	$3,406	$2,586
Portion of rent expense representing interest	434	420	419	345	333
Capitalized interest	144	185	368	230	146
Preferred stock dividend requirement	12	18	59	26	106

Fixed Charges	$3,387	$3,753	$4,122	$4,007	$3,171

Ratio of Earnings to Fixed Charges	2.54	3.45	1.66	4.58	5.05